11022582

SECURITIES AND EXCHANGE COMMISSION

JUN 2 2 2011

REGULATION

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52750

52750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nasdaq Options Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway 51st Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Manny Alicandro 212-401-8982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Manny Alicandro and I, Eric Noll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nasdaq Options Services, LLC (the "Company"), as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JEFFREY M MOY
NOTARY PUBLIC STATE OF NEW YORK
KINGS COUNTY
LIC. #01MO6067860
COMM. EXP. MARCH 8, 20 14

Notary Public

Signature

Chief Compliance Officer
Title

Signature

EVP Transaction Services
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NASDAQ Options Services, LLC

Statement of Financial Condition

December 31, 2010

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530
Tel: +1 212 773 3000

Report of Independent Registered Public Accounting Firm

The Member
NASDAQ Options Services, LLC

We have audited the accompanying statement of financial condition of NASDAQ Options Services, LLC (the "Company") as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of NASDAQ Options Services, LLC at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 25, 2011

NASDAQ Options Services, LLC

Statement of Financial Condition

December 31, 2010

Assets	
Cash	$ 2,818,085
Deposits with clearing organizations	2,962,749
Receivables from affiliates, net	2,083,383
Total assets	$ 7,864,217
Liabilities and member's equity	
Liabilities:	
Accrued liabilities	$ 369,213
Accrued compensation and benefits	20,492
Total liabilities	389,705
Member's equity	7,474,512
Total liabilities and member's equity	$ 7,864,217

See accompanying notes to the statement of financial condition.

NASDAQ Options Services, LLC

Notes to Statement of Financial Condition

December 31, 2010

1. Organization and Description of the Business

NASDAQ Options Services, LLC, or the Company, is a wholly owned subsidiary of Norway Acquisition, LLC, which is a wholly owned subsidiary of The NASDAQ Stock Market LLC. The NASDAQ Stock Market LLC is the parent company of The NASDAQ Options Market, or the Exchange. The Company operates as the routing broker for the Exchange and for NASDAQ OMX PHLX, Inc., or PHLX, an affiliated entity. The NASDAQ OMX Group, Inc., or NASDAQ OMX, is a holding company that operates The NASDAQ Stock Market LLC and NASDAQ OMX PHLX as its wholly owned subsidiaries. The Exchange provides NASDAQ OMX's market participants with the ability to access, process, display and integrate orders and quotes on the Exchange, PHLX and other national options exchanges. The Company is self-clearing and maintains an account at the Options Clearing Corporation, or OCC, and at the National Securities Clearing Corporation, or NSCC.

Activity and Regulation of NASDAQ Options Services, LLC

The Company currently operates as the Exchange's and PHLX's routing broker-dealer for sending orders in exchange-listed options from the Exchange and PHLX to other venues for execution in accordance with member order instructions and requirements. The Company also clears all routed trading activity in options listed on the Exchange and PHLX directly with the OCC. All routed and executed trades are sent to the OCC by the exchange on which the trade was executed or by the Exchange. However through October 2010, any trades that were executed on the Chicago Board Options Exchange, or CBOE, were sent through Penson Financial Services, Inc., or Penson, since the Company was not a member of the CBOE. The Company had a Clearing Member Trading Agreement, or CMTA, with Penson, which allowed Penson to transfer the executions resulting from these trades to the Company's clearing account at the OCC. As of September, 22, 2010, the Company is a member of CBOE. In the event the order is for a security not listed on the Exchange, the position is transferred to the firm that entered the order via a CMTA, with Penson, if the order is sent to the CBOE or if the order is routed to any other exchange, it is transferred by the Company itself.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC), and in all 50 states, the District of Columbia and Puerto Rico. It is also a member of The Nasdaq Options Market, The NASDAQ Stock Market, PHLX, Financial Industry Regulatory Authority, or FINRA, NYSE Amex, Boston Options Exchange, International Securities Exchange, CBOE, the BATS Exchange, Inc. and NYSE ARCA. The Company is distinguished from most broker-dealers in that it is a facility of the Exchange, which functions as both an exchange and a Self Regulatory Organization, or SRO.

1. Organization and Description of the Business (continued)

The Company is subject to regulation by the SEC, FINRA, the SROs and the various state securities regulators.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Company's statement of financial condition, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates and assumptions.

Cash

Substantially all of the cash held by the Company is held by Bank of New York Mellon ("BONY"). Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by BONY to be delayed or limited. The Company monitors its risk by monitoring the credit quality of BONY and its subsidiaries. The BONY account is a noninterest bearing account. At December 31, 2010, there were no cash equivalents.

Deposits with Clearing Organizations

The deposits with clearing organizations primarily represent funds held at OCC for settlement of trades and funds also held at Penson, NSCC, and Depository Trust Company, or DTC.

Securities Owned and Securities Sold, Not Yet Purchased, At Market Value

The Company may temporarily have positions in securities due to system interruptions. The Company provides brokers and dealers with the option to cancel the difference resulting from position breaks due to an interruption. When market value fluctuations related to these position breaks are unfavorable to the customer, the Company will assume the positions and liquidate the positions the following trade day resulting in limited market risk to the Company. Securities owned and securities sold, not yet purchased are carried at market value in other assets and

2. Summary of Significant Accounting Policies (continued)

accrued liabilities, respectively, in the statement of financial condition. There were no positions related to securities owned and securities sold, not yet purchased at December 31, 2010.

Income Taxes

The Company's operating results are included in the federal and state income tax returns filed by NASDAQ OMX. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ OMX statement of financial condition. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure our unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition.

At December 31, 2010, the Company has accrued no interest and/or penalties related to income tax matters.

Recently Adopted Accounting Pronouncements

In February 2010, the Financial Accounting Standards Board, or FASB, issued amended guidance on subsequent events. Under this amended guidance, entities that file with the SEC are no longer required to disclose the date through which subsequent events have been evaluated in originally issued or revised financial statements.

3. Related Party Transactions

Certain expenses of the Company are settled on the Company's behalf by NASDAQ OMX and its subsidiaries. These expenses are then allocated to the Company through intercompany charges, resulting in amounts due to affiliates.

3. Related Party Transactions (continued)

The Company operates as the routing broker for the Exchange and PHLX. Under the Service Agreements, the Exchange and PHLX agree to pay the Company pass through costs incurred in routing orders to external destinations for the Exchange and PHLX. The Exchange also agrees to pay for expenses including OCC fees, clearing costs, exchange fees, annual membership fees and certain technology related costs.

The Exchange and PHLX also each pay the Company an additional monthly fee for support related to the Company's routing transactions and is allocated to the Company through an intercompany receivable, as reflected in the statement of financial condition under receivable from affiliates, net.

The Exchange agreed to provide the Company with support services, including but not limited to, finance administration, human resources, technology and management support.

Capital Contribution

In 2010, the Company received a $2,500,000 capital contribution from NASDAQ OMX, the ultimate parent company.

4. Income Taxes

The Company's operating results are included in the federal and state income tax returns filed by NASDAQ OMX. For tax purposes, the Company is disregarded as an entity separate from its owner, NASDAQ OMX, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company records taxes on a separate company basis as if it were a separate tax payer.

The Company's operating results are included in the federal and state income tax returns filed by NASDAQ OMX. NASDAQ OMX and its eligible subsidiaries file a consolidated U.S. federal income tax return and applicable state and local income tax returns. Federal income tax returns for the years 2007 through 2009 are subject to examination by the Internal Revenue Service. Several state tax returns are currently under examination by the respective tax authorities for the years 2006 through 2008 and the Company is subject to examination for 2009.

5. Net Capital Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule, or Rule 15c3-1, which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by Rule 15c3-1. At December 31, 2010, the Company had net capital of $5,368,931, which was $5,118,931 in excess of its required minimum net capital of $250,000. Under the agreements made with the OCC, the Company is required to maintain a minimum level of net capital of $2,000,000 and comply with other financial ratio requirements. At December 31, 2010, the Company was in compliance with all such requirements.

As stated in Note 2, the Company holds a clearing deposit with Penson. A portion of the Company's deposit with Penson is invested in a money market fund. Pursuant to Rule 15c3-1, the Company has taken a haircut on this amount.

The Company claims exemption from the provision of Rule 15c3-3 under subparagraph (k)(2)(ii).

6. Commitments and Contingent Liabilities

Brokerage Activities

The Company provides guarantees to securities clearinghouses and exchanges under their standard membership agreements, which require members to guarantee the performance of other members. If a member becomes unable to satisfy its obligations to the clearinghouses, other members would be required to meet its shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards.

The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements will be unlikely. Accordingly, no contingent liability will be recorded in the statement of financial condition for these arrangements.

General Litigation and Regulatory Matters

The Company is subject to periodic regulatory audits, inspections and investigations.

6. Commitments and Contingent Liabilities (continued)

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

The SEC and FINRA adopt rules and examine broker-dealers and require strict compliance with their rules and regulations. The SEC, SROs, and state securities commissions may conduct administrative proceedings which can result in censures, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer, its officers or employees. The SEC and state regulators may also institute proceedings against broker-dealers seeking an injunction or other sanction. The SEC and SRO rules cover many aspects of a broker-dealer's business, including capital structure and withdrawals, sales methods, trade practices among broker-dealers, use and safekeeping of customers' funds and securities, record-keeping, the financing of customers' purchases, broker-dealer and employee registration and the conduct of directors, officers and employees. All broker-dealers have an SRO that is assigned by the SEC as the broker-dealer's designated examining authority, or DEA. The DEA is responsible for examining a broker-dealer for compliance with the SEC's financial responsibility rules. FINRA is the Company's current DEA. A failure to comply with the SEC's request in a satisfactory manner may have adverse consequences, and changing the Company's DEA may entail additional regulatory costs.

Risks and Uncertainties

As discussed above, the Company, as a routing broker-dealer, is exposed to clearance and settlement risks.

7. Fair Value of Financial Instruments

The Company's assets and liabilities are recorded at fair value or at amounts that approximate fair value. These assets and liabilities include cash, deposits with clearing organizations, receivables from affiliates, accrued liabilities and accrued compensation and benefits. The carrying amounts reported on the statement of financial condition for the above financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

8. Subsequent Events

We have evaluated our subsequent events and there are no known events that require disclosure.

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

NASDAQ Options Services, LLC
December 31, 2010
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP

ERNST & YOUNG